Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR SIGNS DEAL TO ACQUIRE MOTIVA’S STAKE IN AIRPORT BUSINESS IN BRAZIL, ECUADOR, COSTA RICA AND CURAÇAO

Mexico City, Mexico and Sao Paulo, Brazil, November 18, 2025 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR) (“ASUR”) and Motiva Infraestrutura de Mobilidade S.A. (B3: MOTV3) (“Motiva”) today announced that ASUR has entered into a purchase agreement with Motiva to acquire all of the issued and outstanding equity interest of Companhia de Participações em Concessões (“CPC”), a wholly owned subsidiary of Motiva, for a purchase price of R$5,000 million (US$936 million)1,2, with an implied enterprise value R$13,700 million (US$2,566 million)2,3.

CPC owns equity interests in 20 airports with concessions in Brazil, Ecuador, Costa Rica and Curaçao. The portfolio includes the Quito International Airport in Quito, Ecuador, the Juan Santamaria International Airport in San Jose, Costa Rica, the Curaçao International Airport in Curaçao, the Confins International Airport in Brazil, as well as the Pampulha airport, the Bloco Sul airports, and the Bloco Central airports in Brazil. The portfolio reported EBITDA for the twelve-month period ending September 30, 2025, on an 100% basis, of R$2,000 million (US$375 million2) and, on a proportionate basis to CPC’s stake, of R$1,300 million (US$243 million2); and, net financial debt as of September 30, 2025, on an 100% basis, of R$6,300 million (US$1,180 million2).

The acquisition represents a stepping stone in ASUR’s expansion strategy in the region adding 4 new markets in Latin America and the Caribbean, including Latin America’s largest aviation market by passengers, Brazil, to ASUR’s existing presence in Mexico, Colombia and Puerto Rico. This acquisition will add more than 45 million passengers to ASUR’s 71 million reported in 2024, consolidating ASUR as the leading airport operator in the Americas. Out of the 20 airports in CPC’s portfolio, 17 have more than 15 years remaining in their concession life.

The closing of the transaction, which is expected to occur during the first half of 2026, is subject to customary conditions precedent.

ASUR expects to fund the transaction with cash on hand and committed debt financing provided by JPMorgan Chase Bank, N.A.. J.P. Morgan Securities LLC is serving as exclusive financial advisor and BMA Advogados, CorralRosales, Deloitte, De Cuba Ormel Noordhuizen and Brown Lawyers are serving as legal advisors to ASUR.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

1 Equity value of CPC

2 Assuming a conversion USDBRL exchange rate of 5.34

3 Enterprise value on an 100% ownership of all the subsidiaries of CPC

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About Motiva

Motiva Infraestrutura de Mobilidade S.A. (Motiva) is the largest mobility infrastructure company in Brazil, operating in the Toll Road, Railways, and Airport segments. It operates 37 assets in 13 Brazilian States and has more than 16,000 employees. The Company is responsible for the management and maintenance of 4,475 kilometers of toll roads, providing 3,600 services a day. Its railway platform, which manages subways, trains, and VLT, transports 750 million passengers per year. In airports, with 17 units in Brazil and three abroad, it serves roughly 45 million customers every year. The Company has been listed on B3’s sustainability index for 14 years. For more information, visit www.motiva.com.br

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